UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):

         |_| Form 10-K  |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q


         For Period Ended: June 28, 2008

                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ----------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                             Kingston Systems, Inc.
                 -----------------------------------------------
                             Full Name of Registrant


                       8 Merrill Industrial Drive, Unit 12
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                          Hampton, New Hampshire, 03842
                ------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its form 10-Q within the prescribed period due to ministerial difficulties, without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Ralph McKittrick                   (603) 661-1626
           ----------------            -----------------------------
                (Name)                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                               |X| Yes |_| No

Please see statement below:

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

Reflected in Kingston System's (the "Company") 10-Q for the quarter ended June 28, 2008 (the first quarter of the Company's 2009 fiscal year) will be approximately the following results of operations (as compared to the actual results for the quarter ended June 30, 2007, the first quarter of the Company's 2008 fiscal year):

   ------------------------ ------------------------- -----------------------
                                       2008                      2007
   ------------------------ ------------------------- -----------------------
       Revenue                        $ 41,000                  $10,664
   ------------------------ ------------------------- -----------------------
       Net Loss                       $265,000                 $292,280
   ------------------------ ------------------------- -----------------------

The 2008 numbers are subject to further review and adjustment.

The Company's wholly owned subsidiary, Parallel Robotics Systems Corporation ("Robotics"), manufactures robots and solely generates the Company's revenues. During the first quarters of the 2009 and 2008 fiscal years, no robot projects were completed. The expected revenue increased in the Company's 2009 fiscal first quarter, compared with the comparable period last year, primarily due to revenue received for manufacturing services provided by the Company. The net loss during the Company's 2009 and 2008 fiscal first quarters was due to selling, general and administrative, and research and development expenses not offset by robot sales.

                             KINGSTON SYSTEMS, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2008                By:  /s/ Ralph McKittrick
                                          --------------------------------------
                                          Ralph McKittrick
                                          Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)